                                 SCHEDULE 14A
                                 (Rule 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                     Exchange Act of 1934 (Amendment No. 1)

Filed by the registrant [_]
Filed by a party other than the registrant [X]

[X]  Preliminary proxy statement           [_]  Confidential, For Use of the
[_]  Definitive proxy statement                 Commission only (as permitted by
[_]  Definitive additional materials            Rule 14a-6(e)(2))
[_]  Soliciting material pursuant to
     Rule 14a-11(c) or Rule 14a-12


                      FAMILY STEAK HOUSES OF FLORIDA, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                             BISCO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of filing fee (Check the appropriate box):
      [X]     No fee required.
      [_]     Fee computed on the table below per Exchange Act Rules 14a-
              6(i)(4) and 0-11.

  (1) Title of each class of securities to which transaction applies:

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  (2) Aggregate number of securities to which transaction applies:

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  (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

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  (4) Proposed maximum aggregate value of transaction:

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  (5)  Total fee paid:

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  [_]  Check box if any part of the fee is offset as provided by Exchange Act
       Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
--------------------------------------------------------------------------------
  (1)  Amount previously paid:

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  (2)  Form, schedule or registration statement no.:

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  (3)  Filing party:

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  (4)  Date Filed:

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

                          BISCO INDUSTRIES LETTERHEAD
                            704 West Southern Avenue
                           Orange, California  92865


Dear Fellow Shareholders:

     I am asking for your support to elect a new Board of Directors for the Company that will focus diligently on increasing shareholder value and will represent significant change from the status quo.

     Many of you are aware that I have been a major shareholder of the Company since December 1996. Through my personal ownership of Company shares along with those of Bisco Industries, Inc. and the Bisco Profit Sharing and Savings Plan, we are by far the Company's largest shareholder with total ownership of 19.6%, an investment of over $1,400,000.

     If you have followed the price of the Company's shares over the past several years you are no doubt aware of what a disappointing investment the Company's shares have been. In fact, the market price of the Company's shares have declined from $4.40 per share at the time Bisco made an offer in March 1997 to purchase 23.8% of the Company's outstanding shares to a record low price of $.69 per share in December 1998 and to $.75 per share on April 19, 1999 representing a horrendous decline of over 80% in shareholder value in little more than two years. You may recall that two years ago the Board of Directors strongly opposed my $4.50 offer as being inadequate and adopted a poison pill and other anti-takeover measures to prevent me from buying more shares. At that time, I attempted to obtain shareholder consents to repeal the poison pill. Although we received more shareholder support from those shareholders who voted than the Company received in its opposition to our proposals (we obtained written consents from the holders of over 60% of the shares of those shareholders that voted, which represents approximately 45% of the total shares outstanding), not enough shareholders voted to allow us to obtain a majority of the outstanding shares necessary to repeal the poison pill.

     Now you will find in communications from the Company that the Board of Directors is also opposed to turning over voting control of the Board to Bisco even though we are by far the Company's largest shareholder and in spite of the Company's net losses totaling over $2,000,000 during the last two years and an 80% decline in shareholder value over the same time period. We think it is time for a change and request your support.

     You can be assured that your vote to elect a Bisco controlled Board will be a vote in favor of our single minded goal of increasing shareholder value. We certainly are determined as well as committed to accomplishing this goal since we have invested over $1,400,000 in the Company and like most other shareholders have suffered losses in value, in our case approximately $1,000,000. This loss in shareholder value clearly needs to be reversed for the benefit of all shareholders.

     At this year's Annual Meeting, Bisco is proposing a Board of Directors for your election that offers significant change from the status quo. The Bisco proposed Board will consist of our four nominees including me and Jay Conzen who has served along with me as a Company director since February 1998 and Steven Catanzaro and William L. Means who are both experienced business executives whom I have known for many years. If Bisco's nominees are elected, three Company nominees will also be elected by the shareholders. Although we are not certain that any of the Company's nominees will continue to serve with us on the Board, we will encourage them to do so to provide the Company's shareholders with additional management experience and continuity. This may result in a divided Board, since our strategy for the Company differs from that of current management. However, as outlined below and in the accompanying proxy statement, we believe that the election of Bisco's nominees will be in the best interest of all shareholders, as it will enable Bisco to be in a position to implement its strategies to enhance shareholder value.

     As the Company has publicly disclosed, in January 1998 an investment banking firm was engaged to explore strategic alternatives including the possible sale or merger of the Company. Unfortunately, to date no such strategic alternatives have been implemented by the Board. As directors, Jay Conzen and I have participated in the Board's efforts to improve operating performance and reverse the losses ($709,000 in 1998 and $1,424,000 in 1997) the Company has experienced during the past two years. The efforts of the entire Board, of which we are only a minority, have resulted in progress, but there certainly is much work yet to be done. As indicated, our proposed Board will include five current directors who will continue to focus on improving operating performance along with two new members for new ideas and approaches to difficult business issues. You can be assured that your new Board will leave no stone unturned to increase profitability and operating performance of the Company's restaurants.


     We strongly support management's plan of closing unprofitable restaurants. We also support management's strategy of opening new restaurants with high growth potential, but would only intend to continue to do so until a buyer can be found for the Company's restaurant business. We believe this will maximize the value of the Company's restaurant operations to a potential strategic purchaser, as well as offset losses from unprofitable restaurants if no purchaser is found. We believe that management should have begun to implement this plan sooner and want to assure you that your new Board will do everything possible to accelerate this process. Bisco's plan differs from the Company's plan, however, with respect to the handling of the proceeds from the sale of the Company's restaurant operations.

     Our intentions and strategic plan in the event the restaurant operations are sold and there are cash proceeds available is to utilize Bisco's management, operating and acquisition/investment expertise to execute an acquisition program in the electronic components and fastener distribution industries and possibly to invest or make acquisitions outside these industries if they offer the potential for substantial financial return at acceptable risk levels. While we believe such an acquisition program will be very beneficial to the Company and shareholder value, there can be no assurance that we will be able to successfully implement our strategy or that it will result in an increase in shareholder value. It is not our intention to invest Company funds in Bisco. I thought you should know that Bisco is a successful national distributor of electronic components and fasteners with sales of over $35,000,000 and pretax profit of over $2,000,000 in its most recent fiscal year ended August 31, 1998. I founded Bisco in 1973 and have over 35 years of experience in distribution industries. I am willing to commit Bisco resources to help build shareholder value for the Company.

     In contrast to our strategic vision for the Company, the majority of the present Board wants to liquidate the Company if the restaurant operations are sold and distribute any cash proceeds to shareholders. We believe our plan is preferable to liquidation and in the best interests of shareholders.
Liquidation of the Company limits your options as a shareholder and investor whereas the continuing existence of the Company increases your choices and opportunities. First, there is no guarantee that any eventual sale price of the restaurant operations would be at a price satisfactory to many shareholders especially those of you who paid a much higher price for your shares.

The Company's plan to liquidate and distribute the proceeds of any sale might avoid the imposition of taxes at the company level, but would result in the immediate recognition by the shareholders of gain or loss on their investment in the Company. The tax consequences to the Company of a sale of its restaurant operations will depend on the selling price and the Company's basis in any assets sold; however, even if the Company incurs taxes on such a sale, reinvestment of the proceeds by the Company would not result in the shareholders being forced to recognize a taxable gain or loss on their investment in the Company. We believe, therefore, that our plan provides flexibility since it would be your decision whether (1) to keep your shares as an investment with the future potential for a higher share price or (2) to sell your shares at any time during or after the sale of the restaurant operations. Although it is our belief that the investment community will react favorably to the retention by the Company of the cash proceeds for investment in accordance with our strategic plan, and that this should provide you the opportunity to sell your shares in the future at a higher amount than you might receive upon liquidation of the Company, there is no assurance that the market prices for your shares will increase over current levels as a result of implementation of our strategies.


     In summary, we would like to see the Company continue in existence and sincerely believe there is a substantial opportunity to increase future shareholder value above and beyond what you would receive if the Company were liquidated. Although Bisco's strategies involve the sale of the restaurant operations of the Company and the acquisition of companies in the electronic components and fastener distribution industries, Bisco presently has no agreements, arrangements or understandings with any third party with respect to the sale of the Company's restaurant operations or any other business combination involving the Company. Therefore, there can be no assurances that our strategy will result in the increase of shareholder value. We are determined and committed to achieve our goal of reversing the decline in shareholder value and building upon it in the future. Only with your support to elect a new Board can we accomplish this goal for the benefit of all shareholders.

     Any questions you may have should be directed to me or Jay Conzen at Bisco Industries, Inc. (714) 283-7140.

     Thank you very much for your kind consideration. Please sign, date and return today the enclosed GOLD proxy card in the enclosed postage prepaid envelope. Regardless of how many shares you own your vote is very important.

                              Sincerely,



                              Glen F. Ceiley
                              President and CEO
                              Bisco Industries, Inc.

                                PROXY STATEMENT
                                       OF
                             BISCO INDUSTRIES, INC.
                    IN OPPOSITION TO THE BOARD OF DIRECTORS
                                       OF
                      FAMILY STEAK HOUSES OF FLORIDA, INC.
                              ____________________
                      1999 Annual Meeting of Shareholders

     This Proxy Statement (the "Proxy Statement") and the accompanying form of proxy are furnished by Bisco Industries, Inc., an Illinois corporation ("Bisco"), in connection with the solicitation by Bisco from the holders of shares of common stock, par value $.01 per share (the "Common Stock"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), of proxies to be used at the 1999 Annual Meeting of Shareholders of the Company scheduled to be held at the Sea Turtle Inn, One Ocean Boulevard, Atlantic Beach, Florida 32233, on Wednesday, July 21, 1999 at 10:00 a.m., and at any and all adjournments, postponements, reschedulings or continuations, or any other meeting of shareholders held in lieu thereof (the "Annual Meeting"). This Proxy Statement and the accompanying GOLD form of proxy are first being furnished to shareholders on or about June 11, 1999.

     Bisco is soliciting proxies from holders of outstanding Common Shares for the purpose of electing as directors of the Company Messrs. Glen F. Ceiley, Jay Conzen, Steven Catanzaro, and William L. Means (collectively, the "Bisco Nominees"). If elected, the Bisco Nominees will constitute a majority of the Board. The Bisco Nominees may have certain conflicts of interest in serving on the Board. See "Reason for the Solicitation--Possible Conflicts of Interest."


     According to the Company's Proxy Statement for the Annual Meeting dated June 11, 1999 (the "Company Proxy Statement"), the Board has fixed the close of business on June 4, 1999 as the record date for determining shareholders entitled to vote at the Annual Meeting. Only shareholders of record at the close of business on that date are entitled to vote at the Annual Meeting.

     BISCO URGES YOU TO SIGN, DATE AND RETURN TODAY THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

     DO NOT RETURN THE WHITE PROXY CARDS SENT TO YOU BY MANAGEMENT.

     If you already have returned a Board proxy card, even if to withhold authority to vote, please sign, date and return the enclosed GOLD proxy card in the enclosed postage-prepaid envelope. Although under state law you may deliver proxies to both the Company and Bisco, only the latest dated proxy counts. Execution of the GOLD proxy card will revoke any earlier dated proxy for the Annual Meeting. Therefore, if you sign and deliver both the GOLD proxy card and the Board proxy card, the latest dated proxy is the one that counts and the earlier dated proxy will be revoked. Regardless of how many shares you own, your vote is very important.

     If your shares of Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only that entity can execute a proxy. Accordingly, please contact the person responsible for your account and give instructions for a proxy to be signed representing your shares. Bisco urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Bisco, so that Bisco will be aware of all instructions given and can attempt to ensure that such instructions are followed.

QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ACCOMPANYING GOLD PROXY CARD SHOULD BE DIRECTED TO GLEN F. CEILEY OR JAY CONZEN, BISCO INDUSTRIES, INC., AT 704 W. SOUTHERN AVENUE, ORANGE, CALIFORNIA 92865, TELEPHONE NUMBER (714) 283-7140.

                         PURPOSE OF THE ANNUAL MEETING

     According to the Company Proxy Statement, the only matter to be considered and voted upon at the Annual Meeting by the Company's shareholders is the election of seven members to the Board, to serve until the 2000 annual meeting of shareholders or until their successors are duly elected and qualified.

     Unless contrary instructions are indicated on the enclosed proxy, all shares represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth below) will be voted (a) FOR the election of Glen F. Ceiley, Jay Conzen, Steven Catanzaro and William L. Means as directors, and (b) in the discretion of the proxy holders, on such other business as may properly come before the Annual Meeting, including any adjournment(s) or postponement(s) thereof.

                       NOMINEES FOR ELECTION AS DIRECTORS

General

     Bisco is soliciting the proxies of shareholders for the election as directors of Glen F. Ceiley, Jay Conzen and Steven Catanzaro. On April 23, 1999, Bisco provided written notice to the Company of its intent to nominate the Bisco Nominees for election to the Board. Such notice was provided pursuant to the Company's Bylaws, which set forth certain requirements for shareholders intending to nominate candidates for election to the Board. For information concerning the Bisco Nominees, see "--Bisco Nominees" below.

     In accordance with the Company's Articles of Incorporation and Bylaws and the Florida Business Corporation Act, the Board is to consist of not less than one nor more than eight directors, which number may be increased or decreased only by amendment to the Bylaws duly adopted by the Board. According to the Company Proxy Statement, the number of directors of the Company has been fixed at seven.

     Bisco recommends that the shareholders vote for the election of the four Bisco Nominees. Each of the Bisco Nominees has consented to be named in this proxy statement and to serve as a director of the Company if elected. Other than Stephen Catanzaro and William L. Means, each of the nominees for election as a director of the Company is presently a member of the Board. Bisco has no reason to believe that any Nominee will refuse to act or be unable to accept election; however, in the event that a nominee is unable to accept election, proxies solicited by Bisco will be voted in favor of the remaining nominees and for such other persons as may be designated by Bisco, unless it is directed by a proxy to do otherwise.

Bisco Nominees

     The following is certain information concerning the Bisco Nominees:

     Glen F. Ceiley, 53, has served as a director of the Company since February 1998. Since 1973, Mr. Ceiley has been the President and Chief Executive Officer of Bisco Industries, Inc., a distributor of electronic components and fasteners. Mr. Ceiley has over 35 years of experience in the distribution industry, including 26 years with Bisco, two years with Cal Western Supply, a distributor of fasteners (1971 to 1973) and nine years with J.S. Bennett Company, a distributor of fasteners (1961 to 1970). Mr. Ceiley is also a director of Data I/O Corporation, a publicly held company engaged in the manufacturing of electronic equipment. In May 1998, Bisco, without admitting or denying any allegations, consented to the entry by the Securities and Exchange Commission of an order requiring Bisco to cease and desist from committing or causing violations of Rule 10b-13 of the Securities Exchange Act of 1934. The order resulted from an inquiry related to Bisco's purchase of certain shares of common stock during the pendency of its tender offer.

     Jay Conzen, 52, has served as a director of the Company since February 1998. Since October 1992, Mr. Conzen has been a Principal of Jay Conzen Investments which provides mergers and acquisitions, business consulting and investment advisory services to private and publicly held companies. Mr. Conzen is presently performing full-time consulting services for Bisco. Mr. Conzen has over 10 years of experience in the distribution industry, including two years as a full-time consultant to Bisco (1990 to 1992), one year as Vice President and Chief Financial Officer of Bell Industries, a distributor of electronic components (1989 to 1990), and seven years as Senior Vice President and Chief Financial Officer of the Impact Group, Inc., a food broker, distributor and manufacturer of various food products for the retail and food service markets (1982 to 1989). From 1971 until 1982, Mr. Conzen was employed by Ernst & Young, his last position being that of Principal in the audit department with responsibility for the audits of several restaurant companies, including Taco Bell and Denny's Inc. Mr. Conzen holds a Masters degree in Business Administration.

     Stephen Catanzaro, 46, has been Vice President and Chief Financial Officer of Bisco since September 1995 and was Controller of Bisco from August 1992 to August 1995. Mr. Catanzaro has served as a director of Bisco since February 1997. Prior to joining Bisco in 1992, Mr. Catanzaro held several accounting and finance positions in the restaurant industry, including being employed by Proficient Foods, a distribution division of Denny's Inc., from 1985 to 1992 and by Taco Bell from 1982 to 1985. Mr. Catanzaro holds a Masters degree in Business Administration and is a Certified Public Accountant in California.


     William L. Means, 56, has been Vice President of Corporate Development of Bisco since November 1997 and was Director of Management Information Systems from 1989 to October 1997. Mr. Means' current responsibilities include supervision of Bisco's information systems, marketing, advertising, value added sales and E-commerce departments. Prior to joining Bisco, Mr. Means was a self-employed management information systems consultant in which capacity he developed, installed and maintained computer software systems for the Brawley's Restaurant chain and other food businesses. Mr. Means holds a Masters degree in Business Administration.

     Messrs. Ceiley and Conzen were first appointed to the Board in February 1998 pursuant to a Standstill and Settlement Agreement (the "Standstill Agreement") among Bisco and its affiliates and the Company. See "Reason for the Solicitation--Background." There are no family relationships between the Bisco Nominees and any of the directors or executive officers of the Company. For a list of transactions by Bisco and, as applicable, the Bisco Nominees, in securities of the Company during the past two years, see Appendix A.


Security Ownership of the Nominees

   The following table sets forth, as of April 8, 1999, information with respect to the beneficial ownership of the Company's Common Stock by each Bisco Nominee:


                                    Common Stock               Percent
          Name                 Beneficially Owned(1)          of Class
          ----                 ---------------------          --------
Bisco Nominees
--------------
Glen F. Ceiley (2)...........        471,323                     19.6%
Jay Conzen...................             --                       --
Stephan Catanzaro............          3,000                       *
William L. Means.............             --                       --

-------------------
   *   Less than 1%

(1) As of April 8, 1999. Based on 2,408,946 shares outstanding as of April 8, 1999. See Appendix A for transactions in the shares of the Company within the past two years.
(2) See "--Security Ownership of Certain Beneficial Owners" for additional information.

                          REASON FOR THE SOLICITATION

     Bisco is seeking to elect the Bisco Nominees as the majority of the Board to enable Bisco to implement strategies to increase shareholder value for all of the Company's shareholders.

A VOTE FOR THE BISCO CONTROLLED BOARD REPRESENTS SIGNIFICANT CHANGE FROM THE STATUS QUO

     Bisco believes that the election of its four nominees (which includes Glen Ceiley and Jay Conzen, who are presently Board members, and Steven Catanzaro and William Means, who are not currently Board members) will provide Bisco with the opportunity to have a voting majority of the Board so that its strategies for the Company to enhance shareholder value can be implemented.

     Because the Bisco Nominees, if elected, will occupy only four of the seven existing Board seats, the three Company nominees receiving the next highest number of votes will also be elected as directors. Although Bisco is not certain that any of the Company's nominees will continue to serve with the Bisco Nominees on the Board, Bisco intends to encourage them to do so to provide the Company's shareholders with additional management experience and continuity. This may result in a divided Board, since Bisco's strategy for the Company differs from that of the Company's nominees.

     Bisco had intended to support and solicit proxies for the election of Lewis
E. Christman, Jr. (President and CEO) and Edward B. Alexander (Vice President of Finance) and Mr. G. Alan Howard (formerly general counsel to the Company), each of whom is currently a director, to fill these Board seats. Bisco requested and received from each of these gentlemen a written consent to serve on the Board with the Bisco Nominees. However, each of them has recently informed Bisco that he believes that it is inappropriate for him to appear on both Bisco's and the Company's slate of directors. Therefore, although Bisco believes that these current directors, if elected with the Bisco Nominees, will continue to serve on the Board, there is no assurance that they will do so.

YOUR BISCO CONTROLLED BOARD WILL FOCUS ON INCREASING SHAREHOLDER VALUE

     Your Bisco controlled Board's primary objective will be to increase the value of your investment in the Company. You are probably aware that the Company incurred net losses of $709,000 and $1,424,000 for the years ended December 31, 1998 and 1997, respectively, and that the market price of the Company's shares has declined substantially. In fact, the market price of the Company's shares has declined from $4.40 per share at the time Bisco made an offer in March 1997 to purchase 23.8% of the Company's outstanding shares to a record low price of $.69 per share in December 1998 and to $.75 per share on April 19, 1999, a reduction in value of over 80% in little more than two years. This loss in shareholder value needs to be reversed for the benefit of all shareholders.

BISCO BELIEVES THAT A SUBSTANTIAL OPPORTUNITY EXISTS TO INCREASE SHAREHOLDER
VALUE

     Bisco's Strategy for the Company. It is anticipated that a majority of the Bisco controlled Board will be in favor of the following strategies.

     1. Sale of the Company's restaurant operations to a strategic buyer in the restaurant industry.

     2. Utilization of the cash proceeds from the sale of the restaurant operations to execute an acquisition/investment program in the electronic components and fastener distribution industries utilizing Bisco's management, operating and acquisition/investment expertise. Also, investments and/or acquisitions outside these industries will be considered provided they offer substantial financial returns at acceptable risk levels.






     Bisco believes that the Company's shareholders should elect the Bisco controlled Board to prevent the Company from being liquidated after the sale of its restaurant operations and take advantage of Bisco's expertise, experience and commitment to increase shareholder value. While Bisco believes such an acquisition program will be very beneficial to the Company and shareholder value, there can be no assurance that Bisco will be able to successfully implement its strategy or that it will result in an increase in shareholder value. In addition, Bisco believes that its strategies provide shareholders flexibility in their investment and tax planning since shareholders can decide to sell their shares at any time rather than being forced to accept cash distributions from the Company after the sale of the restaurant operations as the present Board is planning. The Company's plan to liquidate and distribute the proceeds of any sale might avoid the imposition of taxes at the company level, but would result in the immediate recognition by the shareholders of gain or loss on their investment in the Company. The tax consequences to the Company of a sale of its restaurant operations will depend on the selling price and the Company's basis in any assets sold; however, even if the Company incurs taxes on such a sale, reinvestment of the proceeds by the Company would not result in the shareholders being forced to recognize a taxable gain or loss on their investment in the Company.

     Although Bisco's strategies involve the sale of the restaurant operations of the Company and the acquisition of companies in the electronic components and fastener distribution industries, Bisco presently has no agreements, arrangements or understandings with any third party with respect to the sale of the Company's restaurant operations or any other business combination involving the Company. In addition, Bisco does not have any specific plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, or (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     The Electronic Components and Fastener Distribution Industries. Bisco's intention is for the Company to acquire companies in the electronic components and fastener distribution industries after the sale of the Company's restaurant operations. Electronic components and fasteners are separate industries, with most distributors serving these industries operating distinctly in either the distribution of electronic components or the distribution of fasteners.
However, there are many companies similar to Bisco that serve both of these industries. Bisco believes that this is a sound business strategy since most original equipment manufacturers (OEMs) purchase both electronic components and fasteners and, consequently, it is efficient from a sales and marketing standpoint for a single distributor to service both of these OEM requirements. Bisco's intention is for the Company to consider distributor acquisition candidates in either or both of these industries.

     According to an industry study by the Freedonia Group, Inc. sales by fastener manufacturers in 1996 were approximately $8.0 billion in the United States and $25.0 billion globally. The United States fastener market is estimated to have approximately 1,900 distributors, the vast majority of which are privately held companies with annual sales of less than $10 million. Bisco believes that the highly fragmented fastener distribution industry is in the early stages of consolidation and that the Company will have sufficient cash resources and borrowing capacity following the sale of its restaurant operations to participate in the consolidation of the industry. As a publicly owned entity, the Company will also be in a position to use its common stock to finance all or a portion of the purchase price of any particular acquisition. The end users of fasteners include OEMs, maintenance and repair operations
(MROs) and construction companies. A typical fastener distributor purchases fasteners from domestic and international manufacturers and markets primarily to domestic customers.

     The electronic components distribution industry is composed of national and international distributors as well as regional and local distributors with total annual revenues in 1997 of approximately $27 billion in the United States according to the May 1998 issue of Electronic Buyers' News. The electronic components distribution industry is less fragmented than the fastener distribution industry and has been consolidating for more than the past ten years. The top ten electronic components distributors are predominantly publicly held companies and represented approximately 70% of total industry shipments in 1997 according to the results of an Electronic Buyers' News survey. Bisco believes there are at least one hundred electronic components distributors with annual sales in the range of $3 to $50 million that could be considered as possible acquisition candidates. The end users of electronic components are primarily OEM's and original contract manufacturers (CEMs) in the computer and related industries, telecommunications, medical equipment, various consumer product industries and virtually any industry where electronic components are utilized. Electronic components manufacturers sell directly to OEMs and CEMs as well as to their distributors. Generally, the practice of large manufacturers is to focus on larger volume customers while utilizing distributors to reach medium and smaller sized accounts.

     Bisco's acquisition strategy would involve certain risks, including the following:

 .    Risks Related to Acquisitions Generally.  Bisco expects the Company to face
     ---------------------------------------
competition for acquisition candidates, which may limit the number of acquisition opportunities and could lead to higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or profitably manage the businesses it is able to acquire or to integrate successfully any acquired business into the Company without substantial costs, delays or other operational or financial difficulties. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management's attention, failure to retain key personnel and customers of the acquired business and risks associated with unanticipated conditions, events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

 .    Capital Requirements.  Implementation of the Company's acquisition strategy
     --------------------
will require substantial capital. Bisco currently intends for the Company to finance future acquisitions by using the cash proceeds from the sale of its restaurant operations, bank borrowings or other sources of debt financing, as well as issuance of shares of the Company's common stock for all or a portion of the consideration to be paid. If the Company's common stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept common stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources and/or borrowing capacity, if available, in order to initiate and maintain its acquisition program. If the Company does not have sufficient cash resources or borrowing capacity, its growth could be limited unless it is able to obtain additional capital through equity or debt financing. There can be no assurance that the Company will be able to obtain any additional financing it may need for acquisitions on terms that the Company deems acceptable.

 .    Profitability of Acquired Businesses.  Although Bisco intends that the
     ------------------------------------
Company will seek to improve the profitability of any acquired businesses by various means, including realizing overhead and purchasing efficiencies and centralizing certain administrative functions, there can be no assurance that the Company will be able to do so. The Company's ability to increase the profitability of any acquired businesses will be affected by various factors, including demand for electronic components and fasteners. Many of these factors will be beyond the control of the Company, and there can be no assurance that the Company's strategies will be successful or that it will be able to generate cash flow adequate to support its operations and internal growth.

 .    Fluctuations in Product Demand.  Electronic components and fasteners are
     ------------------------------
sold to customers in industries that experience significant fluctuations in demand based on economic conditions, consumer demand and other factors which will be beyond the control of the Company. No assurance can be given that any of the businesses that the Company may acquire will be able to increase or maintain its level of sales in periods of economic stagnation or downturn.

 .    Reliance on Management.  The Company will be highly dependent on the
     ----------------------
continuing efforts of its officers as well as Bisco's officers and senior management of any businesses it acquires in the future. The Company's business, financial condition and results of operations could be affected adversely if any of these persons do not continue in their management roles until the Company or Bisco is able to attract and retain qualified replacements.

 .    Fluctuations in Operating Results.  The Company's results of operations may
     ---------------------------------
fluctuate significantly from quarter to quarter or year to year because of a number of factors, including the timing of future acquisitions, fluctuations in the demand for its product and services as well as competitive factors.

 .    Competition.  The electronic components and fastener distribution
     -----------
industries are fragmented and highly competitive. Competition is based primarily on service, quality and geographic proximity. Some of the Company's competitors will have significantly greater financial resources than the Company. The Company may also face competition for acquisition candidates from its competitors, some of whom have acquired electronic components and fastener distribution businesses during the past decade. Other smaller distributors may also seek acquisitions from time to time.

     Bisco's Experience and Track Record. Bisco is a successful national distributor of electronic components and fasteners with 17 locations in the United States and Canada. Mr. Ceiley founded Bisco with limited capital as a start-up in 1973. Under Mr. Ceiley's leadership, Bisco has grown from a single office location in Chicago, Illinois to 17 locations in the United States and Canada. Over the past ten years, Bisco's sales have grown at an annual compounded rate of 8.5% and its pretax profits at a rate of 15%. Bisco's sales and pretax profit for its most recent fiscal year ended August 31, 1998 were approximately $35.2 million and $2.1 million, respectively. During the past five years, Bisco has acquired three electronic component and fastener distributors with total annual sales of approximately $4.4 million. Bisco believes that it has been able to successfully integrate the operations of these acquired entities into its own.

     Bisco intends to provide its management, operating and acquisition/investment expertise to the Company to execute an acquisition program in the electronic component and fastener distribution industries and possibly to profitably invest and/or make acquisitions outside these industries. Bisco believes that the combined experience of Messrs. Ceiley and Catanzaro, (both of whom were involved in Bisco's own acquisitions) and Jay Conzen, a full-time consultant to Bisco with several years experience in advising clients in merger and acquisition activities, provides Bisco with sufficient expertise to execute its proposed acquisition program. The Bisco Nominees collectively have a total of over 60 years of experience in the various facets of the electronic components, fastener and food distribution industries. See "Nominees for Election as Directors."

     Possible Conflicts of Interest. Two of the Bisco Nominees are also directors of Bisco, Mr. Ceiley is the sole shareholder of Bisco and all of the Bisco Nominees are either officers of or consultants to Bisco. Therefore, it is possible that the Bisco Nominees may have conflicts of interest in serving on the Board under certain circumstances, including if Bisco and the Company are presented with the same acquisition or investment opportunities after the sale of the Company's restaurant operations. It is anticipated that the Bisco Nominees will exercise in good faith prudent independent judgment when acting on issues where a potential conflict of interest between the Company and Bisco exists. In addition, in any instances where Bisco and the Company may be presented with the same acquisition or investment opportunities it is the intention of Mr. Ceiley that such opportunities will be made available to both Bisco and the Company on a fair and equitable basis. It is not Bisco's current intention to invest jointly with the Company in acquisitions, but if the Company and Bisco were to make such a joint investment, it is Bisco's intention that the Company and Bisco would be offered the opportunity to participate equally in any such investment transaction under the same terms and conditions.

     Benefits to Bisco and the Bisco Nominees. Bisco expects that the principal benefit to it from the election of the Bisco Nominees will be the opportunity to increase the value of its common stock holdings. Bisco does not currently intend or plan to receive compensation or fees from the Company. However, to the extent that the Company requests that services be rendered to the Company by Bisco and Bisco is deemed qualified at the Company's discretion to provide such services, Bisco may decide to submit a proposal to render such services to the Company. If Company management determines Bisco's proposal to be competitive, then Bisco may agree to perform such services for negotiated competitive fee compensation.

     If elected, it is expected that the Bisco Nominees will be entitled to receive the same director fees which are currently paid to the Company's outside directors for attendance at Board meetings, and that they will also be eligible to participate on the same terms and conditions as other outside directors in the Company's stock option plan for directors. It is not otherwise anticipated that the Bisco Nominees, or any of Bisco's shareholders, employees, officers, directors or affiliates, will become Company officers or employees or receive compensation or other special benefits from the Company. If, as a result of the resignation of a current Company officer or otherwise, an employment vacancy arises within the Company, it is possible that one or more of such persons would be considered as temporary or full time replacements to fill such positions. If employed by the Company, it is expected that such individuals would receive a salary or other compensation from the Company commensurate with his or her responsibilities and experience and be offered the opportunity to participate in the Company's employee benefits program based on customary eligibility requirements.

     Change in Control Provisions. The Company's employment agreements with Messrs. Lewis E. Christman, Jr. and Edward B. Alexander contain provisions that allow each of these executives to voluntarily resign from employment with the Company upon a Change in Control (as defined in the employment agreement)and receive termination payments equal to 2.5 times his annual salary and highest bonus amount, if any, received during the last three fiscal years as well as a prorated bonus amount based on such highest bonus earned, if any, in the last three fiscal years. This right to resign and receive termination payments extends for six (6) months after the date of the Change in Control (the "Trigger Date"). If the executive does not elect to resign, his employment agreement provides that (a) the Company will continue to employ him for two years after the Trigger Date, (b) his incentive opportunities and benefits will be the greater of those (i) in effect immediately prior to the Trigger Date or (ii) provided by the Company to executives with comparable duties, and (c) his position, authority and duties will not be adversely affected during the term of his post-Trigger Date employment.

     The election of the Bisco Nominees would constitute a Change in Control under these employment agreements, as would the sale of the Company's restaurant operations or the liquidation of the Company as planned by the current Board. The Bisco Nominees have no intention of terminating the employment of Messrs. Christman or Alexander following their election. However, it is possible that either or both of these individuals may elect to resign and receive the "golden parachute" payments provided under his employment agreement.

Background of Bisco's Involvement with the Company

     In March 1997 Bisco commenced a tender offer to purchase up to 23.8% of the Company's outstanding common stock at $4.50 per share. The purpose of the tender offer was to acquire a significant equity interest in the Company and to influence the management and direction of the Company. The tender offer was subsequently withdrawn in September 1997 following the events described below.

     The Board opposed the tender offer and adopted anti-takeover measures including a "poison pill" and certain anti-takeover bylaws. In April 1997 Bisco solicited written consents from the Company's shareholders seeking (i) to repeal the Bylaws adopted by the Board in response to Bisco's tender offer, (ii) to opt out of the provisions of the Florida Control Share Act, (iii) to require the Company to redeem the poison pill and (iv) to provide the Bylaws not be subject to amendment by the Board of Directors. The Consent Solicitation was not successful because it did not receive sufficient shareholder consents.

     In July 1997, the Bisco Parties (including Glen F. Ceiley, Bisco Industries, Inc. and Bisco Industries, Inc. Profit Sharing and Savings Plan) requested a special meeting of shareholders to consider certain Bisco proposals. The Company rejected the Bisco Parties' request as being legally insufficient.

     In September 1997, the Company filed a complaint against the Bisco Parties alleging that the Bisco Parties violated various provisions of state and federal laws in connection with Bisco's offer to purchase 23.8% of the Company's outstanding common stock and in the ensuing proxy contest. The Company sought various forms of relief.

     In January 1998, the Company requested that shareholders consider a proposal to implement a one-for-five reverse stock split to avoid de-listing of the Company's common stock from NASDAQ. In February 1998, the Bisco Parties filed a proxy statement in opposition to the reverse stock split.

     On February 24, 1998, the Company and the Bisco Parties decided to settle their differences and executed the Standstill Agreement, which had a term of one year and expired on February 24, 1999. Pursuant to the Standstill Agreement, Bisco agreed, among other things, to (i) support the Company's proposed reverse stock split and, for a period of one year, (ii) vote shares of the Company's stock owned by the Bisco Parties in favor of the Company's slate of Director nominees for the 1998 Annual Meeting of Shareholders, (iii) acquire no more than 19.9% of the total outstanding shares of the Company's common stock, (iv) not initiate the solicitation of proxies or any shareholder vote with respect to the Company's common stock in opposition to the recommendations of the Board of Directors on any matter (except certain "anti-takeover" measures proposed by the Board), and (v) not initiate any legal action against the Company or its directors. The Company agreed for a period of one year, among other things, to
(i) appoint two Bisco nominees to the Company's Board of Directors and nominate and vote for such nominees for election at the 1998 Annual Meeting of Shareholders, (ii) dismiss without prejudice litigation claims previously filed against Bisco, (iii) amend the Company's Rights Agreement to increase from 15% to 20% (with respect to Bisco only) the percentage of the Company's common stock which would trigger the distribution of Rights under the Rights Agreement, (iv) allow Bisco to acquire up to 19.9% of the Company's common stock through a purchase of 141,340 shares directly from the Company at the average closing price of the common stock over the ten trading days preceding the stock sale and
(v) grant Bisco a
limited release from claims, damages or actions arising from certain actions by Bisco prior to the date of the Standstill Agreement subject to certain limitations.

     On December 3, 1998, Glen F. Ceiley requested that the Company's Board of Directors propose and support four Bisco designated nominees for the Company's seven member Board of Directors. Also, at that time, Mr. Ceiley communicated to the Chairman of the Board the strategic objective of Bisco to successfully execute an acquisition/investment program in the distribution industry, and indicated that he believed it would be beneficial to the Company's shareholders to effect this strategy using the Company's cash resources that would be available after the sale of the Company's restaurant operations. Mr. Ceiley indicated that it was his intention to provide Bisco management, operating and acquisition/investment expertise to the Company to execute a successful acquisition program. Mr. Ceiley also stated that acquisitions or investment opportunities outside the distribution industry will be considered provided they offer substantial financial returns at acceptable risk levels.

     On December 10, 1998, Mr. Ceiley requested that the Board take the necessary action to permit him to purchase additional shares of the Company's common stock. Mr. Ceiley indicated to the Company that a significant shareholder was liquidating its position in the common stock, and that he had been approached to buy these shares. Mr. Ceiley also indicated that the holder of warrants to purchase 140,000 shares of common stock had also approached him about purchasing those warrants. Mr. Ceiley's intention was to purchase such shares and warrants at negotiated prices and to possibly acquire additional shares of common stock in the open market at prevailing prices. Although Mr. Ceiley did not initially specify to the Board the percentage of shares he desired to purchase, he subsequently indicated to the Board that he was interested in acquiring an additional 10% interest in the Company which, together with the current ownership of common stock by the Bisco Parties, would have resulted in Mr. Ceiley's beneficial ownership of approximately 29.6% of the Company's common stock. Mr. Ceiley indicated that he believed the required action would include amending the Standstill Agreement, opting out of the Florida Control Share Act and amending the Company's Shareholder Rights Agreement. The Company's Board of Directors rejected Mr. Ceiley's requests.


     In subsequent discussions among Mr. Ceiley and other Board members including the Board's Chairman, an understanding was reached that it would be in the best interests of all the Company's shareholders for the shareholders to vote on whether they prefer that the Board be controlled by Bisco or as it is presently controlled today.

                               THE ANNUAL MEETING

Record Date and Voting Rights

     According to the Company Proxy Statement, the Board has fixed the close of business on June 4, 1999 as the record date for determining shareholders entitled to vote at the Annual Meeting. Only shareholders of record at the close of business on that date are entitled to vote at the Annual Meeting.

     According to the Company Proxy Statement, as of June 4, 1999 there were [2,408,946] shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote on each matter submitted to a vote at the Annual Meeting. The Common Stock does not have cumulative voting rights.

Quorum and Voting at the Annual Meeting

     The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the Annual Meeting. Under Florida law, the election of directors at the Annual Meeting requires the affirmative vote of the plurality of the shares of Common Stock present in person or represented by proxy and entitled to vote thereon at the meeting. Therefore, if a quorum exists at the Annual Meeting, the seven nominees receiving the greatest number of votes will be elected as directors. Under Florida law, abstentions and shares referred to as "broker or nominee non-votes" (i.e., shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary authority to vote on a particular matter) are treated as shares of Common Stock that are present and entitled to vote for purposes of determining the presence of a quorum. For purposes of determining the outcome of any matter as to which the proxies reflect abstentions or broker or nominee non-votes, shares of the Common Stock represented by such proxies are treated as not present and not entitled to vote on that subject matter and therefore will not be considered when counting votes cast on the matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters.) If less than a majority of the outstanding shares are represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting from time to time without further notice.

Revocation of Proxies

     The giving of a proxy does not preclude the right to vote in person at the Annual Meeting should any shareholder giving the proxy so desire. Shareholders may revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with the Secretary of the Company at the Company's principal executive office a written revocation or duly executed proxy bearing a later date; however, no such revocation will be effective until written notice of the revocation is received by the Company at or prior to the Annual Meeting. The delivery by a shareholder of a GOLD proxy in the form accompanying this Proxy Statement will constitute a revocation of any earlier proxy given to the Company.

     The GOLD proxy accompanying this Proxy Statement may be delivered to Bisco, at 704 W. Southern Avenue, Orange, California 92865, telephone number (714) 283-7140. Although a revocation or subsequently dated GOLD proxy delivered only to Bisco or to the Company will be effective, Bisco requests that if a revocation or GOLD proxy is delivered to the Company, a photostatic copy of the revocation or GOLD proxy also be delivered to Bisco, so that Bisco can more accurately determine the number of shares voted in favor of the Bisco Nominees.

                   CERTAIN INFORMATION CONCERNING MANAGEMENT

     Except insofar as such information concerns Bisco or the Bisco Nominees, the following information concerning the directors and executive officers of the Company has been derived solely from the Company Proxy Statement and has not been independently verified by Bisco. Additional information concerning the Board, compensation of the Company's management and related party transactions is contained in the Company Proxy Statement.

Board of Directors Meetings

     The Board of Directors held 11 meetings during fiscal year 1998. Each of Messrs. Ceiley and Conzen attended at least 75% of the meetings of the Board of Directors.

Director Compensation

     The Company enacted in l985 a non-qualified Stock Option Plan for Non-Employee Directors (the "Director's Plan"). Each director eligible under the Director's Plan annually receives an option to purchase 1,800 shares of Common Stock. Typically options are granted on the first business day of each calendar year, at an option exercise price per share equivalent to a price such that the aggregate fair market value on the date of grant for all shares subject to the options exceeds the aggregate option exercise price by the amount of $l0,000. Options granted under the Director's Plan are immediately exercisable and expire five years from the date of grant.

     Since Mr. Ceiley and Bisco were limited by the Standstill Agreement and the Shareholder Rights Agreement to 19.9% ownership of the Company's common stock, Messrs. Ceiley and Conzen did not receive stock options under the Directors Plan, however, they were each paid $10,000 in cash for their director compensation. Additionally, as non-employee directors, Messrs. Ceiley and Conzen each earned a fee of $500 for each of the seven Board meetings they attended. Mr. Ceiley did not receive additional fees for his attendance at a meeting of the Compensation Committee.



Certain Relationships and Related Transactions

     Pursuant to the Standstill Agreement, on February 27, 1998, the Company sold 141,340 shares of the Common Stock to Bisco at a purchase price of $2.16, which was the average closing price of the Common Stock for the ten trading days immediately preceding the date of the sale. The total price paid by Bisco to the Company was $305,312.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires certain officers of the Company and its directors, and persons who beneficially own more than ten percent of any registered class of the Company's equity securities, to file reports of ownership in such securities and changes in ownership in such securities with the Commission and the Company.

     During the Company's fiscal year ended January 31, 1999, all filing requirements applicable to Bisco and the Bisco Nominees were timely satisfied.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below presents certain information regarding beneficial ownership of the Common Stock (the Company's only voting security) as of April 8, 1999, by
(i) each shareholder known to Bisco to own, or have the right to acquire within sixty (60) days, more than five percent (5%) of the outstanding Common Stock ,
(ii) each director who is not a Bisco Nominee and (iii) all officers and directors of the Company as a group. See "Nominees for Election as Directors" herein for security ownership of the Bisco Nominees. Except for the information concerning Mr. Glen F. Ceiley and Bisco, such information has been derived solely from the Company Proxy Statement.


                                             Number of             Percentage of
Name and Address of Beneficial Owner       Shares Owned          Common Stock(1)
------------------------------------       ------------          ---------------
Glen F. Ceiley......................          471,323(2)               19.6%
c/o Bisco Industries, Inc.
704 W. Southern Avenue
Orange, California  92865

Cerberus Partners, L.P..............          140,000(3)                5.5%
950 Third Ave., 20th Floor
New York, New York 10022

Lewis E. Christman, Jr..............           42,282(4)                1.73%

Edward B. Alexander.................           34,200(4)                1.40%

G. Alan Howard......................           19,961                    *

All officers and directors
as a group (7 persons)..............          623,563(4)               25.2%

____________________

 *   less than 1%

(1)  Based on 2,408,946 shares of Common Stock outstanding on April 8, 1999.

(2) As of the close of business on April 8, 1999, Mr. Ceiley beneficially owned an aggregate of 471,323 shares of Common Stock, of which 22,494 shares were owned by Mr. Ceiley individually, 344,031 shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 104,798 shares were held by Mr. Ceiley as sole Trustee of the Bisco Industries, Inc. Profit Sharing and Savings Plan. Mr. Ceiley has the sole power to vote and dispose of the shares of Common Stock he owns individually and the power to vote and dispose of the shares owned by Bisco and the Bisco Plan. Does not include 3,000 shares of Common Stock owned by Stephen Catanzaro, an executive officer of Bisco.

(3) According to the Company Proxy Statement, these shares represent shares of Common Stock issuable upon the exercise of certain stock purchase warrants issued October 1, 1988 and March 14, 1995, pursuant to which the holders thereof have the right to purchase an aggregate of up to 140,000 shares for $2.00 per share. None of such shares are outstanding.

(4) Included in such beneficial ownership are shares of Common Stock issuable upon the exercise of certain options exercisable immediately or within sixty (60) days of April 8, 1999, as follows: Lewis E. Christman, Jr., 40,000 shares; Edward B. Alexander, 26,700 shares; and all executive officers and directors as a group, 66,700 shares.

                                 OTHER MATTERS


     Bisco may solicit proxies by mail, telephone or telecopier and in person. Solicitations may be made by the directors, officers and other employees of Bisco, none of whom will receive additional compensation for such solicitations. Bisco will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of its solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Bisco will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers. Bisco has retained Garland & Associates at an estimated fee of $5,000, plus reasonable out-of-pocket expenses, to assist in the solicitations of the proxies.

     Bisco will bear the entire expense of soliciting proxies pursuant to this Proxy Statement. Costs incidental to the solicitation of proxies will include printing, postage, legal and related expenses and are expected to be approximately $15,000. Bisco does not intend to seek reimbursement from the Company for the cost incurred in connection with this proxy solicitation.

                                   IMPORTANT

If your shares of Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only it can sign a proxy with respect to your shares. Please contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares.

June 11, 1999

                                   APPENDIX A

                   CERTAIN INFORMATION REGARDING PARTICIPANTS

     To the knowledge of Bisco, (i) none of the Bisco director nominees beneficially owns securities of any subsidiary of the Company and (ii) none of the associates of the foregoing persons beneficially own shares of the Company's Common Stock except as disclosed under the caption "Security Ownership of the Nominees" in the Proxy Statement.

     No Bisco director, director nominee or their associates has any understanding or arrangement with any person with respect to any future employment by the Company or its affiliates or with respect to any future transaction to which the Company or any of its affiliates will or may be a party.

     Except for the Standstill Agreement described in the Proxy Statement, options granted to directors described under the caption "Director Compensation" and options granted under the Long Term Incentive Plan described below, none of the foregoing persons is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of the Company.


     The following sets forth the principal business address of each Bisco nominee for director (the address of the corporation or other organization employing the director). The principal occupation of each Bisco nominee is set forth in the Proxy Statement.

GLEN F. CEILEY -- Bisco Industries, Inc., 704 West Southern Ave, Orange, California 92865

JAY CONZEN  Jay Conzen Investments, 704 West Southern Ave, Orange, California
92865

STEVEN CATANZARO -- Bisco Industries, Inc., 704 West Southern Ave, Orange, California 92865

WILLIAM L. MEANS -- Bisco Industries, Inc., 704 West Southern Ave, Orange, California 92865

                         TRANSACTIONS IN THE SHARES OF
                      FAMILY STEAK HOUSES OF FLORIDA, INC.

     SHARES OF                                            DATE OF
    COMMON STOCK               PRICE                      PURCHASE
  PURCHASED/(SOLD)           PER SHARE                      SALE
-------------------    -----------------------         -------------

                       BISCO INDUSTRIES, INC.
                       ----------------------
        900                    3.1250                     05/19/97
        700                    3.2810                     10/08/97
        200                    3.2810                     10/14/97
      2,000                    3.2810                     10/14/97
         40                    2.9685                     10/15/97
         20                    2.9685                     10/16/97
        800                    3.2810                     10/16/97
      1,380                    3.1250                     10/17/97
        400                    2.9685                     10/20/97
        400                    2.9685                     10/20/97
      1,600                    3.2810                     10/21/97
      1,000                    3.2810                     10/22/97
        800                    3.2810                     10/22/97
      2,000                    3.1250                     10/27/97
        400                    3.1250                     10/28/97
         40                    2.9685                     11/03/97
        300                    2.9685                     11/04/97
      1,000                    3.1250                     11/04/97
        720                    2.9685                     11/06/97
        760                    2.8125                     11/07/97
         60                    2.9685                     11/07/97
        200                    2.8125                     11/12/97
        400                    2.8125                     11/12/97
        600                    2.8125                     11/14/97
        400                    2.8125                     11/17/97
        100                    2.8125                     11/20/97
         20                    2.9685                     11/21/97
        140                    2.8125                     11/21/97
        680                    2.8125                     11/24/97
        400                    2.8125                     12/05/97
         40                    2.6560                     12/05/97
      5,000                    2.6560                     12/05/97
        220                    2.5000                     12/08/97
     10,000                    2.5000                     12/10/97
        640                    2.5000                     12/10/97
      5,000                    2.6560                     12/10/97
        100                    2.6560                     12/11/97
      8,780                    2.8125                     12/12/97
     12,000                    2.6563                     12/16/97
     13,700                    2.9688                     12/16/97

     SHARES OF                                            DATE OF
    COMMON STOCK               PRICE                      PURCHASE
  PURCHASED/(SOLD)           PER SHARE                      SALE
--------------------     -----------------           -----------------

                       BISCO INDUSTRIES, INC.
                       ----------------------
     10,000                    2.8125                     12/17/97
        900                    2.8125                     12/17/97
        400                    2.9688                     12/18/97
      6,000                    3.2813                     12/18/97
      4,000                    2.9688                     12/19/97
      4,000                    3.2813                     12/19/97
      3,800                    2.9688                     12/19/97
        200                    2.8125                     12/22/97
      6,000                    2.9688                     12/22/97
      7,220                    2.8125                     12/23/97
        400                    2.8125                     12/24/97
      1,000                    2.8125                     12/24/97
      7,000                    2.9688                     12/29/97
     (2,000)                   3.5938                     12/30/97
     (2,000)                   3.2813                     12/30/97
       (320)                   3.5938                     12/30/97
     (1,680)                   3.4375                     12/31/97
     (2,000)                   4.6875                     01/05/98
     (2,000)                   4.5313                     01/07/98
     (2,000)                   4.8438                     01/08/98
       (982)                   4.8438                     01/12/98
     (1,720)                   5.0000                     01/15/98
       (400)                   4.8438                     01/15/98
      1,800                    4.3750                     01/16/98
        600                    4.3750                     01/21/98
      1,000                    4.3750                     01/21/98
      1,200                    4.3750                     01/21/98
      2,000                    4.3750                     01/22/98
       (500)                   4.3750                     01/22/98
     (1,500)                   4.3750                     01/23/98
      1,000                    3.7500                     01/23/98
      5,000                    3.9063                     01/23/98
         60                    3.7500                     01/27/98
     66,160                    4.5000                     01/29/98
       (240)                   4.3750                     01/30/98
       (186)                   3.9063                     01/30/98
       (400)                   3.9063                     02/03/98
       (100)                   3.9063                     02/05/98
        900                    3.1250                     02/11/98
      2,400                    3.2810                     02/13/98
        657                    3.3594                     02/26/98

     SHARES OF                                           DATE OF
    COMMON STOCK                 PRICE                   PURCHASE
  PURCHASED/(SOLD)             PER SHARE                   SALE
--------------------    -----------------------       ------------------

                       BISCO PROFIT SHARING TRUST
                       --------------------------
        200                    3.2813                     12/19/97
      1,544                    3.4375                     01/26/98
        400                    3.2813                     01/27/98



                           MR. GLEN CEILEY
------------------------------------------------------------------
        600                    2.6563                     05/21/97
         40                    2.5781                     06/10/97
      1,288                    2.5781                     06/12/97
      2,000                    2.5000                     07/01/97
      1,500                    2.4219                     10/03/97
        400                    2.3438                     10/20/97
      2,000                    2.2656                     11/13/97
        400                    2.1875                     11/14/97
    141,340                    2.1580                     01/23/98


                                MR. JAY CONZEN

       None


                             MR. STEPHEN CATANZARO

       None

                             MR. WILLIAM L. MEANS

       None

                              [FORM OF PROXY CARD]

                                     PROXY

     ANNUAL MEETING OF SHAREHOLDERS OF FAMILY STEAK HOUSES OF FLORIDA, INC.

               THIS PROXY IS SOLICITED BY BISCO INDUSTRIES, INC.

     The undersigned shareholder of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), hereby appoints Glen F. Ceiley and Jay Conzen, and each of them, acting alone, as proxies for the undersigned, each with full power of substitution, and authorizes them to represent and to vote, as designated below, all of the shares of common stock of the Company held of record or owned by the undersigned at the close of business on June 4, 1999 at the Annual Meeting of Shareholders of the Company scheduled to be held at the Sea Turtle Inn, One Ocean Boulevard, Atlantic Beach, Florida 32233, on Wednesday, July 21, 1999 at 10:00 a.m., and at any and all adjournments, postponements, reschedulings or continuations, or any other meeting of shareholders held in lieu thereof (the "Annual Meeting"), hereby revoking any proxies heretofore given for such purposes.

     1.   Election of Directors

          VOTE     FOR     all      [     ]       VOTE    withheld    [     ]
          nominees listed below                   from all nominees
          (except as marked to the                listed below
          contrary below)

          Glen F. Ceiley
          Jay Conzen
          Stephen Catanzaro
          William L. Means

          INSTRUCTIONS: To withhold authority for any individual nominees, write that nominee's name in the space below.

          ----------------------------------------------------------------------

     2. In their discretion, upon such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

BISCO INDUSTRIES, INC. RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE BISCO NOMINEES LISTED ABOVE. PLEASE MARK THE "FOR" BOX, DATE, SIGN AND MAIL THIS PROXY PROMPTLY, USING THE ENCLOSED ENVELOPE.

               (IMPORTANT INSTRUCTIONS -- PLEASE READ CAREFULLY)

     INSTRUCTIONS: To vote for or abstain from voting, check the appropriate box above. IF THIS CARD IS RETURNED EXECUTED AND DATED BUT NOT MARKED WITH RESPECT TO THE ELECTION OF DIRECTORS, THE UNDERSIGNED WILL BE DEEMED TO HAVE GRANTED THE PROXIES NAMED HEREIN THE AUTHORITY TO VOTE FOR THE ELECTION OF THE NOMINEES NAMED ABOVE.

     THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF BISCO INDUSTRIES, INC.'S PROXY STATEMENT DATED JUNE 11, 1999, IN CONNECTION WITH THE ANNUAL MEETING. UNLESS YOU SPECIFY OTHERWISE, BY SIGNING AND DELIVERING THIS PROXY CARD, YOU WILL BE DEEMED TO HAVE VOTED FOR THE ELECTION OF THE NOMINEES NAMED ABOVE.
                             ---

     THIS PROXY CARD REVOKES ALL PRIOR PROXIES GIVEN WITH RESPECT TO THE ANNUAL MEETING AND THE PROPOSALS SET FORTH HEREIN.

Dated: _________________________, 1999


                              __________________________________________________
                                                  (Signature)


                              __________________________________________________
                                      (Title or authority, if applicable)


                              __________________________________________________
                                           (Signature if held jointly)


                              Please sign exactly as name appears on this proxy. If shares are registered in more than one name, the signatures of all such persons are required.
                              A corporation should sign in its full corporate name by a duly authorized officer, stating his/her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by authorized person. This proxy shall vote all shares to which the signatory is entitled.